Filed by: McDermott International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Commission File Number: 001-12815

The following is the transcript of a conference call held by McDermott International, Inc. on February 21, 2018.

Q4 2017 Earnings Call

Company Participants

•	Ty Lawrence

•	David Dickson

•	Stuart A. Spence

Other Participants

•	Martin W. Malloy

•	Jamie L. Cook

•	Tahira Afzal

•	Chad Dillard

•	Blake Hutchinson

•	Steven Michael Fisher

MANAGEMENT DISCUSSION SECTION

Operator

Ladies and gentlemen, thank you for standing by. And welcome to McDermott International’s Fourth Quarter and Full-Year 2017 Financial Results Conference Call. At this time, all participants are in a listen-only mode. Following the company’s prepared remarks, we will conduct a question-and-answer session and instructions will be given at that time. [Operator Instructions]

I would now like to turn the call over to Ty Lawrence, McDermott’s Vice President Investor Relations. Please go ahead.

Ty Lawrence

Thank you, and good morning, everyone. I would like to remind you that we are recording this call and a replay will be available on our website where you can also find our fourth quarter and full-year 2017 results’ press release and the Form 10-K we filed today. We have also posted a presentation of supplemental financial information that is available on the Investor Relations section of our website, www.mcdermott.com.

Additionally, our comments today include forward-looking statements and estimates. These forward-looking statements are subject to various risks, contingencies and uncertainties, and reflect management’s view as of today, February 21, 2018.

Please refer to our filings with the SEC, which are available on our website, including our Form 10-K for the year-ended December 31, 2017, which provides a discussion of some of the factors that may cause actual results to differ from management’s projections, forecasts, estimates and expectations. Please note that except to the extent required by applicable law, McDermott undertakes no obligation to update any forward-looking statements.

I will now turn the call over to David Dickson, McDermott’s President and Chief Executive Officer, for opening remarks.

David Dickson

Thanks, Ty, and good morning, everyone. Coming off a strong fourth quarter, both in terms of order intake and operating income, we are pleased to report another solid year of strategic and operational progress for McDermott.

Before I walk you through some of the full-year 2017 highlights, let me take a few moments to discuss a few key developments in the fourth quarter. Of course, the most significant development of the quarter was the announcement of our proposed combination with CB&I, and I’m pleased to tell you that the transaction is proceeding on track and on schedule.

In January, we received notice of early termination of the Hart-Scott-Rodino waiting period and we filed the preliminary Form S-4 with the SEC for their review. We are currently focused on integration planning and continue to expect to close the transaction in the second quarter of 2018.

We are very excited about our combination with CB&I because we believe it is a unique opportunity to create the global fully vertically integrated onshore-offshore EPCI provider that our customers are increasingly demanding. And we’re very encouraged by the universally positive feedback we have received from our customers so far.

Further, the proposed combination with CB&I will also give us a market-leading technology business, which creates significant pull through for the E&C and fabrication portfolio, and we believe will further differentiate us from our competitors.

In addition to the compelling strategic and financial rationale underpinning the combination, we also believe that there are a number of ways we can begin capturing value in the near-term by applying our proven operational model, turnaround experience and cost discipline to CB&I’s underlying businesses. We look forward to working closely with our CB&I colleagues to maximize the value of our two businesses for the benefit of our shareholders and other stakeholders.

We note that CB&I in its earnings results released yesterday reported a number of non-operating charges and specifically, some additional project charges attributable to the four focused projects. The potential for incremental overruns on these projects was considered during our due diligence and these charges are well within the potential downside scenarios we contemplated as part of our due diligence.

Further, as IPL Eagle Valley is in its very final stages of delivery, we are pleased that the focused four projects are now down to three. In addition, Freeport is currently stabilized and profitable. We remain confident that our combination with CB&I will generate significant benefits for our shareholders by better positioning us to meet evolving customer needs, diversifying our portfolio of capabilities, as well as our geographic footprint providing a strong capital structure and by delivering significant synergies. In fact, the integration planning now well under way, we’re even more confident in our synergy expectations and looking forward to a timely closing.

Turning back to McDermott now, we continued to make good progress on our FEED strategy during the quarter and are pleased that this business is now solidly global in scope. I’ll mention a few highlights. In Asia, in partnership with Baker Hughes, we completed the POSCO Daewoo Corporation Shwe FEED and submitted an EPCIC tender for Shwe Phase 2 covering new SURF and SPS facilities.

In the UK, our Epsom office is working on a FEED for a subsea development in the Caspian Sea. And in the Middle East, we continued activities on the RasGas FEED for a major offshore development in the Arabian Gulf.

Additionally, I’d like to highlight progress on two other strategic initiatives. Firstly, our Digital Twin project delivery is progressing well and our industry-leading project lifecycle management platform is starting to be developed on live projects, including the recently awarded Maersk Tyra Redevelopment Project.

Our drive towards a digital platform resonates strongly with our customers who are keen to work with us in a more collaborative and transparent project execution environment that this approach naturally offers, as they can see the benefit of increased project delivery certainty and future operational efficiencies.

Stuart will take you through the fourth quarter numbers in detail, but I’d like to call out a few key performance metrics. First, we achieved a book-to-bill ratio of over 3 times in the fourth quarter, which sets us up with a robust backlog heading into 2018. Second, it is important to note that of the four material awards announced in the quarter, each of our three geographical areas contributed meaningfully to the success across a mix of quality customers further demonstrating our ability to be globally competitive.

Turning to the full year, we’re focused on delivering on our strategic priorities for the year and made progress against each, including the following. One, to grow our leadership position in the Middle East; two, to focus on national oil companies and markets where capital is being invested while positioning ourselves for returning markets and anticipated upturn; three, to build upon strengthened customer alignment and relationships with a new technology focus; four, to deepen integration to build efficiencies and further enhance capabilities; and finally, to execute schedule and cost management with a continued focus on liquidity.

We have succeeded on all accounts and I will provide further color in my remarks later. For the full year, we have enjoyed similarly strong operating performance and, as a result of our focused execution on strategic priorities I just referenced, delivered solid top and bottom line results, including achieving a book-to-bill ratio of almost 1 times, which is a tremendous achievement in the current market.

Further, we achieved strong top-line growth with revenues growing by 13% to just under $3 billion, while also increasing our profitability. This is a great demonstration of the success of our One McDermott Way, driving operational efficiencies and delivering predictable results.

Other highlights for the year included the strategic acquisition and subsequent sale leaseback of the Amazon vessel, the organic growth of our FEED business, and our focus on technology through the announcement and planning of the Digital Twin. Our focus on technology is fast becoming a part of our DNA as was shown by the unveiling in Pune, India, of our first Digital Innovation Center in mid-January of this year.

Safety is and always will be a central part of the McDermott culture and we’re very proud of our 2017 safety performance, having recently achieved more than 75 million man-hours LTI free as a company. We continue to be a leader in our sector on safety, a position supported by six years of industry-leading safety metrics.

Turning now to the quarter and full-year operational highlights for each of our geographic segments. In the Americas, Europe and Africa, the Pemex Abkatun-A2 project in Mexico continues to progress on schedule. The BP Angelin project is on track and progressing toward the planned load-out with the offshore installation campaign expected to commence in the second quarter of 2018.

And in Brazil, the QGEP Atlanta Project has also advanced well, with the NO 102 having already completing load-out and final installation scheduled to be completed by the end of March. We will also benefit from the recent award of the Maersk Tyra project where we will provide our full suite of EPC services for seven topside structures, six connecting bridges, and six jacket extensions, all meeting the stringent technical requirements for the Danish sector of the North Sea. This substantial award is a result of a multi-year effort to regain our presence in the North Sea, which has been a key element of our growth strategy.

It is also a fine example of the success of the One McDermott Way, whereby we utilize our global engineering and fabrication capabilities to ensure end-to-end continuity of delivery. Our One McDermott Way has driven new levels of cost competitiveness across our asset base with our Batam fabrication yard in Indonesia now globally competitive.

The Maersk Tyra project will enable the Americas, Europe and Africa Area to generate increased revenue volumes and ensure a more balanced geographical activity landscape. The backlog of $1.2 billion at the end of the quarter is the highest level of backlog this area has attained in the last 10 years.

Now, turning to the Middle East where we had an exceptional year achieving peak levels of fabrication activity and utilization of the marine assets, while maintaining a high standard of quality, productivity and safety. This is reflected in the strong financial results of our MEA business at January 2017, whereby, achieved revenues of $2.1 billion and an operating income margin of 21%, which is significantly above levels achieved in previous years.

We continued to strengthen our relationship with Saudi Aramco and we were pleased to sign two memorandums of understanding with them in 2017; the first for a long-term land lease at the maritime facility in Ras Al Khair, which is expected to double our Middle East fabrication capacity, and the second to expand and develop the company’s physical and human capital within Saudi Arabia.

Turning to the quarter now, the Aramco 9 Jackets project was completed and fabrication on the Saudi Aramco LTA II, Header 9 and BRRI Platform projects is near completion. Further, the Marjan power system replacement project is progressing well, with completion expected in the second quarter of 2018. The engineering, fabrication and procurement activities on the Safaniya Phase 5 project are also showing excellent progress, while the final pipeline tie-in and pre-commissioning has been completed on the KJO Hout project.

During the fourth quarter, our Middle East business also won two important awards, including Phase 6 of the upgrade of the Safaniya field, a major award that consists of demolition and replacement of nine offshore platforms and the associated pipelines and cables, and the Bul Hanine EPCI project by Qatar Petroleum. Early engineering and procurement work are progressing well on both projects. We see the award in Qatar as particularly important as this is a key growth market for us as we look forward.

Turning now to Asia where we maintain strong operational performance. We brought the INPEX Ichthys project near to completion with all of our scope related to first production now finished. This is a phenomenal achievement given the sheer scale and complexity of the subsea development, which we have executed over a six-year period and which is a defining testament to our proven ability to successfully deliver these mega projects. While in India, we have delivered solid on-schedule progress on ONGC Vashishta project and also on the Greater Western Flank Phase II project in Australia.

In addition, during the fourth quarter, we announced the award of the KG-D6 project from Reliance Industries, which is particularly rewarding given our continued focus on growth – on this growth market, and once again demonstrates the competitiveness of our proposition.

Overall, we are very pleased with our operational performance and strategic progress in 2017. McDermott is well positioned to build on this momentum heading into 2018 to continue delivering value to our shareholders, employees and other stakeholders.

Now, on to market outlook, as well as our strong order intake, which we see as a demonstration of the quality of our revenue pipeline, during the quarter, we continued to see high levels of bidding activity and it is encouraging that our five-quarter revenue pipeline has increased by 20% to $24.5 billion, with growth coming from our Middle East and Asia markets and indications of growth from other geographies.

We believe this increase in our revenue pipeline is compelling evidence that the market is turning a corner, a view which is increasingly shared by our customers across the globe. We continue to see increased engineering study activity and we believe the shallow water market is now back, while activity is also increasing in subsea.

With that, I would like to turn the call over to Stuart Spence, our Executive Vice President and Chief Financial Officer, for a review of our financials.

Stuart A. Spence

Thanks, David, and good morning, everyone. Turning now to our more detailed financial results, we would like to remind you that in addition to our GAAP reporting, we’re also reporting certain adjusted financial information, net of what we believe to be one-time items, as we believe these provide a helpful understanding of the underlying performance and drivers of our business.

Starting with the top line, our fourth quarter 2017 results included revenues of $718 million compared to $959 million for the third quarter of 2017 and $642 million for the fourth quarter of 2016. On a full year basis, revenues for 2017 were $3 billion, up 13% from 2016.

Our Middle East Area continued to contribute significantly to revenue in the fourth quarter, with Saudi Aramco LTA II Lump Sum, Safaniya Phase 5, 4 Jackets and 3 Observation Platforms and BRRI Platform’s projects contributing $428 million to revenues. Elsewhere, the INPEX Ichthys project contributed $71 million to revenues in Asia and the Pemex Abkatun-A2 and QGEP Atlanta SURF projects contributed a combined $89 million to revenues in the Americas during the fourth quarter.

For the fourth quarter, we reported net income of $26 million or $0.09 per fully diluted share compared to a net loss of $476,000 for the prior year fourth quarter. We generated fourth quarter 2017 adjusted net income of $29 million, or $0.10 per fully diluted share, excluding transaction-related costs associated with the proposed combination with CB&I of $9 million on a year-end non-cash mark-to-market pension gain of $5 million.

On a full year basis in 2017, we reported net income of $179 million, or $0.63 per fully diluted share, compared to net income of $34 million, or $0.12 per fully diluted share in 2016. On an adjusted basis, 2017 net income was $182 million, or $0.64 per fully diluted share, compared to adjusted net income on 2016 of $89 million or $0.31 per fully diluted share.

Operating income was $54 million during the fourth quarter and adjusted operating income totaled $58 million, excluding the previously mentioned adjustments. Our operating margin was 7.5% and our adjusted operating margin was 8%, which represent increases of approximately 650 basis points and 610 basis points year-over-year on an unadjusted and adjusted basis, respectively.

Results continue to reflect strong operational performance driven by our One McDermott Way. Company-wide, we incurred SG&A expenses of $57 million, an increase from $56 million in the third quarter. The increase in our SG&A expenses in the third quarter was primarily driven by an increase in bidding costs.

Net interest expense was $12 million for the fourth quarter, which is flat from the third quarter and reflects the changes to our capital structure achieved in the second quarter of 2017. Fourth quarter income tax expense was $16 million, a decrease of $4 million from the third quarter. Our effective tax rate for the full year 2017 was 26%. The rate reflects an increase of income earned in favorable tax jurisdictions.

Cash provided by operating activities in the fourth quarter of 2017 was $302,000, a decrease compared to $45 million in the sequential quarter and $53 million in the fourth quarter of 2016. The decrease was primarily driven by working capital build on projects with national oil companies, partially offset by cash generated by strong operating results. Cash provided by operating activities less CapEx led to negative free cash flow of $21 million for the quarter.

Moving now to our balance sheet, at December 31, 2017, we reported a cash and restricted cash balance of $408 million, a decrease of $27 million from the sequential quarter. This decrease is primarily attributable to our working capital build and CapEx expenditures, partially offset by improved operating results.

Our net debt, which you’ll find broken down on page 14 of our supplemental presentation, remains in a strong position of $134 million at year-end as compared to $111 million at September 30, 2017. Our capital expenditures for the fourth quarter were $22 million with approximately $13 million relating to maintenance and project CapEx, and $8 million attributable to our IT program spending.

Now, turning to our backlog, we reported $3.9 billion at December 31, 2017, an approximately $1.5 billion increase sequentially. Order intake during the quarter was $2.2 billion. Of the $3.9 billion of backlog, Saudi Aramco represents approximately 46% of the total, down from 63% at the end of the third quarter. We currently expect approximately $2.4 billion of the backlog to be recognized in 2018.

As of December 31, 2017, the combination of our backlog, bids and change orders outstanding and target projects, which make up our potential revenue opportunity pipeline for the next five quarters, totaled $24.5 billion, which represents an increase of approximately $4.1 billion or 20% from the September 30, 2017 quarter.

Approximately 25% of our targets relates to Saudi Aramco opportunities, which is more in line with the level we have seen prior to the down-cycle. You’ll see our bids and change orders outstanding decrease by $1 billion from the prior quarter, largely as a result of $2.2 billion of awards secured during the fourth quarter. However, please also note the increase in target projects of $3.6 billion to $16.2 billion, which we believe reflects an upturn in the industry and is a good indication of the revenue opportunities becoming available.

Moving now to 2018, on January 24, we issued 2018 full year guidance to reflect our overall view of the company, market and the status of our operations, and we are reaffirming that guidance at this time. With approximately $2.4 billion of 2018 revenues in backlog, we expect full year revenues to be in the range of $3.1 billion to $3.3 billion. We expect 2018 operating income of $250 million to $275 million and net income of $120 million to $145 million, and diluted EPS of $0.42 to $0.52 per share.

Our 2018 EBITDA is expected to be in the range of $340 million to $365 million. Our total CapEx spend in 2018 is expected to be between $100 million and $115 million. We expect free cash flow to be approximately $195 million to $235 million. Cash and restricted cash is now expected to be between $580 million and $605 million at the end of 2018. We now expect gross debt to be approximately $515 million. Therefore, we will be in a net debt position of zero at the year-end 2018.

Additionally, further demonstrating our cost culture and our relentless drive for operational efficiencies, we initiated Fit 2 Grow during the fourth quarter, a value improvement program to further reduce our costs and sustain profitability and growth.

In 2018, we expect to realize in excess of $50 million of cash savings before restructuring charges, which we expect to be approximately $3 million. These estimated savings are taken into consideration in our 2018 guidance.

We also highlight that on January 1, 2018, McDermott adopted ASU 2014-09, Revenue from Contracts with Customers. This adoption will result in two main changes to our revenue recognition policy, as follows. First, we will now recognize the percentage of completion of a contract on a full cost basis using the total cost of materials, labor, equipment and vessel operating costs, and other costs incurred on each contract.

Previously, we recognized the percentage of completion on a partial cost basis in which certain costs were generally excluded from our measure of progress such as significant cost for procured materials and third-party subcontractors. And second, variable consideration, including change orders, claims, bonuses, incentive fees and liquidated damages or penalties, will now be included in the estimated contract revenue based on the most likely amount to which McDermott expects to be entitled.

We will record a cumulative adoption adjustment upon adoption of the new standard, which will reduce our 2018 opening backlog by $205 million to $220 million due to the accelerated recognition of revenues on a full cost basis. Further details of these changes are provided in the Form 10-K we filed today. As a reminder, the supplemental slide deck available on our website provides additional financial information, including reconciliations of our non-GAAP measures to comparable GAAP financial measures.

In short, we’ve had a great year in 2017, our outlook for 2018 is strong, and we look forward to the incremental benefits we expect our combination with CB&I will bring.

Now, I would like to turn the call back over to David.

David Dickson

Thank you, Stuart. To reiterate, I’m extremely pleased with our results this quarter and for the full year of 2017. One McDermott Way continues to drive operational excellence, leading to a number of operational achievements and contributing to the financial success of the company. All of which demonstrates the benefits of the turnaround effort we have delivered over the last few years.

We plan to build upon the success of this year and we remain firmly committed to our strategy to grow in both the subsea and offshore markets. And rest assured, as we do this, we will continue to stay grounded on our core priorities, including building stronger customer relationships through a continued focus on an alignment with our customers, strong project execution, efficient asset utilization, strong cost discipline and a continued focus on liquidity management.

As we move forward into 2018, these strategic imperatives will continue to guide our efforts and will be paramount. The increase in our revenue pipeline, coupled with the increased level of FEED activity we are seeing in our markets and the conversations we are having with our customers provides a strong signal that the market is returning and we believe we are well positioned to capitalize on this upturn.

To close, we are very excited about the future, particularly of the opportunities which will be created with our proposed combination with CB&I and the compelling strategic rationale of technology, diversification and scale which it gives us. We’re very pleased with excellent progress we are making in our integration planning and we look forward to building a combined company that is unified by one common culture and one common way of working. We look forward to increasing shareholder value by creating the premier vertically integrated onshore-offshore technology-focused EPCI company.

With that, I would now like to open up the line for questions.

Q&A

Operator

Thank you. Our first question comes from the line of Martin Malloy of Johnson Rice. Your line is open.

<Q - Martin W. Malloy>: Good morning. Congratulations on the quarter.

<A - David Dickson>: Good morning, Marty.

<Q - Martin W. Malloy>: I guess, my first question, it looks like the revenue pipeline by area really ticked up in the Middle East here. And could you talk maybe about what you’re seeing there? And does this include the incremental projects offshore Saudi Arabia and any of the larger gas projects of Qatar?

<A - David Dickson>: Yes. So, Marty, this revenue pipeline, as you know, [ph] because four (32:49) five quarters look ahead, and does include the start of these new, what’s called, incremental projects for Saudi don’t include all of them. But certainly, as we talk to Saudi Aramco, we would expect the bidding on the first of those to occur this year.

In addition, we’re seeing a, obviously, jump up in activity in Qatar. And as you know, I’ve been talking about that for some time. But with the success on Bul Hanine in the fourth quarter and some of the proposed bids that we’re either working on today are about to commence, we’re starting to see an uptick in activity.

And lastly, the other area which probably we haven’t spoken about a lot, but if you look at the press, there is a plan by ADNOC in Abu Dhabi to now start to invest over this next few years, and they talk about a large capital campaign over this next coming period. So, across all our areas in the Middle East, we see many opportunities and obviously see that as a – or see it continually be a growth market for McDermott.

<Q - Martin W. Malloy>: Okay, great. And you commented that you’ve had positive feedback from your customers about the proposed merger with CB&I. I was just wondering if you could maybe provide some anecdotes about that feedback. Is it related to being able to fabricate modules at McDermott yards to use on onshore projects or is it the linkages between the onshore and offshore projects?

<A - David Dickson>: So many reasons for positive feedback and you obviously just highlighted a couple of them. Certainly, modularization for future developments is a big discussion in the industry today. And you just have to look at the success of some of the big projects around the world today that have been as a result of modularization and development projects in some remote areas. So with our customers, we see that as a big opportunity. I think also our customers look at the synergy benefits across both the onshore and offshore, there aren’t a lot of similarities and our customers can see the benefit of doing that.

What is interesting on a new development I would say as well is that we see our customers moving more towards a centralized organization around their project development. So, with the offering of both onshore and offshore is that we have, let’s say, a one customer-facing organization that’s able to interface with the customer. So, there are many, many positives coming out of this, which obviously makes us even more excited about the future.

<Q - Martin W. Malloy>: Great. Thank you.

Operator

Thank you. Our next question is from Jamie Cook of Credit Suisse. Your line is open.

Q - Jamie L. Cook: Hi. Good morning. A couple questions. One – two for David, I guess, and one for Stuart. David, I understand the comments you made about CBI’s print and that they were contemplated within your downside risk scenario. But just to be clear, I mean does this imply that we’re already starting off below where we wanted to or in line? And could you put that in sort of context with how we should think about CBI’s guidance that they provided in their S-4 at least for 2018?

And then, my second question just on your win rate. David, do you think there’s – understanding the long-term positives, but in the short-term, is there a risk that your win rate or CBI’s win rate, as this cycle turns, is below normal just because one customers want to wait and see how the transaction – how the integration goes, or two, because you want to make sure you’re managing the integration more appropriately?

And then, I guess a question for Stuart is, finally the backlog in the Americas, Europe and Africa region ended very strongly, turning the corner in profitability in the fourth quarter. So, I’m just trying to think about, do we finally turn the corner in profitability in that region for 2018 after years of underperformance? Thanks.

A - David Dickson: Okay. Jamie, I’ll take those first two questions. So, on the disclosure given by CB&I yesterday, as I said in my prepared remarks, all of it is within our evaluation that we did during this due diligence period. Obviously, today, we’re operating in separate companies, but credit to the CB&I management team they kept us posted as developments have occurred. So we’re obviously monitoring the situation, but what I could say today is that it’s in line with what we’ve been looking at and well within the work that we did during the due diligence.

On the second question, as we look at, we don’t anticipate any impact to the win rate from both sides of the organization. As we have said before, we’re looking at a Q2 close and we’ve had some success, obviously, on some of the approvals so far with Hart-Scott-Rodino. So we’re making good progress and we still anticipate a Q2 closing.

As we have gone through this and planned the integration, there has been – and I think I addressed that in Marty’s question is that there has been a lot of engagement from myself and the management team with both McDermott and CB&I customers and then obviously common customers. And we haven’t came across any scenario yet where this integration of the plan to go through this integration would impact the ability of either company to secure work between now and the closing period.

A - Stuart A. Spence: And Jamie, to take your third question around backlog for AEA. Over the last few years, our team in AEA has really been focused on business development, but also operational excellence, and we’re really happy to see that that’s going to pay off for them. So we are at the highest backlog we’ve seen in 10 years. We did have a profitable quarter in Q4. And as we look into 2018, we really are looking forward to – and I think we’re just seeing the beginnings of building and executing on profitable backlog and new orders.

Q - Jamie L. Cook: Okay. Thank you. I’ll get back on queue.

Q - Taira Afzal: Hi, folks, and congrats on a good quarter.

A - David Dickson: Good morning.

Q - Tahira Afzal: So, I guess first question for me. I know that with CB&I’s concern, we’ve seen a couple of positive movements on some of the bidding elements; number one, the Saudi Aramco sort of sign up on some of the technologies, and recently, you saw CB&I move up the chain on the $2 billion – particular $2 billion upstream project. Would love to get a sense on how – any color you can provide on how the deal is actually potentially helping CB&I move up the food chain here or whether I’m reading too much into this?

A - David Dickson: No. I think you asked a good question, Tahira, and a timely question. I think the best example I could give is a meeting that I had with the CEO of Aramco only last Tuesday with him, his team, his executive for project development, but also his Chief Technology Officer. And what is interesting is that the agreement that CB&I had signed only a few weeks ago is this crude oil to chemicals.

Q - Tahira Afzal: Right. Sure.

A - David Dickson: And it is big and foremost in Aramco. And the fact that we’re bring these companies together, it not only provides Aramco the opportunity to develop the technology with CB&I, but also now gives Aramco an opportunity [ph] as how they (41:17) see the project could be developed, because, of course, with technology development, that will be subject to FID in large development project where McDermott can participate and how that works, whether it is through the FEED stage and then hopefully through an EPC, and that will be a significant project. And we are talking multibillion dollars, obviously, still in the timeframe out there.

But a great example of two companies coming together, CB&I is historically a company that hasn’t had significant amount of revenues, but Saudi Aramco has provided them with a number of things over the years. But with the presence and the relationship that McDermott has with Aramco, we really see this as really a great opportunity as a combined company to participate in large onshore projects.

And secondly, as we look at our development in the Ras Al Khair, what has got Aramco interested is that some of these projects could actually be delivered locally within Saudi Arabia, which is a big part of their 2030 vision.

Q - Tahira Afzal: Right, absolutely. And David, as a follow-up question, would love to get more of a sense on the fabs development that you have planned for the Middle East. Any sense of CapEx layouts for yourselves as we head into 2019 there.

A - David Dickson: So, we haven’t disclosed anything on this yet, Tahira, mainly driven by the fact that we’re still finalizing our negotiations with Aramco on the MOU. We said before that is targeted to be completed middle of this year. Once we get to that point, then we’ll start to disclose the CapEx profile and how that looks over the next few years. And a lot of it is subject to final design of the facility, the capability of the facility.

Now, one of the things that has occurred is that CB&I does have a fabrication capability existing within Saudi and so does McDermott, so that may assist on the development of this MOU that we have with Aramco today, because we already – it increases our [indiscernible] (43:41) position and it helps to strengthen that relationship. So, we’ll go through some of that as we get to closure on the agreement with Aramco.

Q - Tahira Afzal: Got it. Thank you very much, David.

Operator

Thank you. Our next question is from Chad Dillard of Deutsche Bank. Your line is open.

Q - Chad Dillard: Hi. Good morning, everyone.

A - David Dickson: Good morning.

Q - Chad Dillard: So, the gap between the 2018 revenue guide and your 2018 revenue in backlog seems unusually wide, almost by $800 million. Can you help us bridge that gap? Are you guys more confident in the book-and-burn work this year? Do you have a pretty good clear line of sight to a couple of large projects that you could actually win early in this year? Just trying to get a sense for how you’re going to close that gap.

A - Stuart A. Spence: Hi, Chad. It’s Stuart. Yes. As we look to the beginning of the cyclical recovery, I think we’re seeing more, what we would term, the short cycle of book-and-burn opportunities. And additionally, you’ve seen our pipeline increase at the end of the fourth quarter last year. That’s giving us a good line of sight, I think, to an increase in activity over the first six months of 2018 and that both of those elements should help us fill that revenue gap between our backlog roll-off and our current guidance.

Q - Chad Dillard: Got it. And then, 2017 stood out to me as a pretty back-end weighted year for bookings. So, based on what you see ahead for you in 2018, do you think it plays out the same way? I’m just trying to get a sense for how you expect the cadence of bookings progress for this year.

A - Stuart A. Spence: Sure. If we look forward in 2018, I think we’re still seeing some of the volatility we’ve seen from the last few years remain in the customer decision-making. However, we don’t see such a back-end loaded profile for this year; probably more evenly spread through the quarters. But, again, we do expect that one quarter to the next quarter volatility.

Q - Chad Dillard: Great. That’s all for me. Thank you.

Operator

Thank you. Our next question is from Blake Hutchinson of Scotia Howard Weil. Your line is open.

Q - Blake Hutchinson: Good morning.

A - David Dickson: Good morning.

Q - Blake Hutchinson: I guess, first question, David, you offered in your opening remarks that you’ve identified already further synergies and cost savings on the merger. What have you observed in this short time period, learned or observed in this short time period that’s heightened your confidence and maybe where throughout the system?

A - David Dickson: Yes. So, I mean, obviously, we talk about synergies in two ways. Obviously, there’s the cost side and the revenue side. I think, as we get through the cost side, I think, we’re starting to see a few more opportunities, really, as we look to rationalize some elements of the business. And I won’t go into any specifics obviously. We’ll disclose that as time progresses.

What I would say though is more exciting is the revenue synergy side and that I mentioned with Tahira the example with Saudi Aramco. As we have been going through this just in the last six weeks and we have taken on this customer engagement, the revenue synergies for me are throwing up some more opportunities. And obviously, this is early days, but certainly, as we look globally at some of the, what I’d refer to is, untapped opportunities in particularly areas such as in Middle East and Asia is, I think, from a revenue synergy basis, I think the combined company has some great opportunities in the years to come.

Q - Blake Hutchinson: And I guess, just turning back to just strictly McDermott and the growth in the targeted projects element of the backlog or potential backlog, I guess, as you’ve had success here in reentering the North Sea, some rumored success with your partner, Baker GE, has that altered the degree of confidence or brought in new projects that otherwise you may have discounted more strictly in terms of entering into your kind of targeted pipeline?

A - David Dickson: No, I think, like, as we have gone through the progress of the company, we have remained very disciplined on new geographies and in new areas where we want to compete. So, if you look at entry into the North Sea with this Maersk Tyra development, that was a few years of a lot of effort on how we can best position ourselves for this. That project is engineered out of Kuala Lumpur and fabrication executed out of Batam to be delivered to the North Sea.

So we had to cover a whole array of issues there in terms of getting closer with the customer in terms of Maersk, but offering the customer an execution plan which the customer was extremely comfortable with and obviously has led to this success. And then, over the last few years, we’ve worked really hard across all our businesses to make sure that we – your cost culture and the programs are put in place that we are cost competitive.

At the same time, we remain disciplined and that we haven’t stretched ourselves to take on other areas. For example, there’s been a large wave of contracts awarded in Norway and obviously, our name hasn’t been mentioned. That’s not to say that longer term that’s an area we look at, but whilst that activity was happening, we were more focused on the areas whereby we know we can deliver today, and in particular areas where we know we have an element of differentiation that makes us competitive in that landscape. So, we remain disciplined in our strategic growth and we’ll continue on that path.

Q - Blake Hutchinson: Appreciate that. And just one last quick one, lot of great financial guidance as always, I just wanted to make sure that, we’re slaves to the next potential data point, should we consider the first quarter, both from perhaps a marine campaign basis as well as kind of transitioning from tail off and backlog to new projects, that the first quarter be the low point in terms of quarterly contribution for the year?

A - Stuart A. Spence: Yeah. Blake, it’s Stuart. I think as we look at typical seasonality in our business, which really comes from the Middle East in the high win season, I think we see that seasonality again this year. And also I think additionally, there’s been some brownfield movements in project schedules. So probably the typical lower first quarter start for the company.

Q - Blake Hutchinson: Okay. Thanks for that, and I’ll now turn it back.

Operator

Thank you. [Operator Instructions] Our next question is from Steven Fisher of UBS. Your line is open.

Q - Steven Michael Fisher: Thanks. Good morning.

A - David Dickson>: Morning.

Q - Steven Michael Fisher: Morning. I wonder if you can give us a sense of the timing of the free cash flow in your guidance. How back half weighted is that? And how should we think about the work down of the remaining $621 million of contract progressed asset as attributed to that cash flow?

A - Stuart A. Spence: Steve, it’s Stuart. As we’ve noticed over the last several quarters with our focus really on India and Mexico, we have been seeing a build in, in our working capital. That build, I think, is going to continue over the first half of 2018 and then, I would think that we’d see kind of a steep unwind in the back half of the year.

Q - Steven Michael Fisher: Okay. And turning to CB&I, how was your expected pro forma funding post the deal changed over the last few months? Obviously, they had the [ph] December (52:00) settlement, which should drive some additional expected cash flows. Not sure if that was already fully in your expectation for the $3.3 billion of pro forma funding, but maybe if you could just talk a little bit about how that’s developing.

A - Stuart A. Spence: Yeah. Sure. As David highlighted before, the Q4 results for CB&I were all within the parameters of our diligence and our understanding and the models that we built. And as such, we’re still looking at the same funding levels that we highlighted in December to fund the combination, which is the approximate $3.3 billion of funded debt.

Q - Steven Michael Fisher: Okay. Thank you very much.

Operator

Thank you. And ladies and gentlemen, that does conclude our Q&A session for today. I’d like to turn the call back over to Ty Lawrence for any further remarks.

Ty Lawrence

Thank you for taking the time this morning to listen to McDermott’s fourth quarter and full-year 2017 earnings call. As a reminder, a recording of this earnings call will be available for replay for seven days on our website, www.mcdermott.com. And if you have any questions, please feel free to contact me.

Operator, this concludes our call.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude today’s program and you may all disconnect. Everyone, have a great day.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, on January 24, 2018, McDermott International, Inc. (“McDermott”) filed a Registration Statement on Form S-4 with the SEC, that included (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive joint proxy statement/prospectus to stockholders of McDermott and shareholders of CB&I. Additionally, McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO-T (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

McDermott and CB&I caution that statements in this communication which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, CB&I and the combined businesses. These forward-looking statements include, among other things, statements about anticipated cost and revenue synergies, accretion, risks related to CB&I projects, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow, plans to de-lever, targeted credit ratings, expected completion date, and permanent debt financing. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the proposed combination on the proposed timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied, on the proposed timeline or at all, or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined businesses following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; or changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2017 and subsequent quarterly reports on Form 10-Q. This communication reflects the views of McDermott’s management as of the date hereof. Except to the extent required by applicable law, McDermott and CB&I undertake no obligation to update or revise any forward-looking statement.